Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 30, 2025 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2024 Form 20-F under the section titled “Risk Factors” and in other parts of the 2024 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of its resources and focusing its efforts on advancing lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with the Company’s commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

On March 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”) to effect a merger among the parties (the “Merger”); the Company decided to pause the majority of its R&D activities to focus on the merger to ensure optimal allocation of resources and maximize shareholder value. On October 25, 2024, the Company and Yoov mutually agreed to terminate the Merger Agreement, and therefore the potential merger was abandoned. The Company will continue to explore other reverse takeover or business combination opportunities that are expected to be accretive to shareholder value.

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss is due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

Merger with DiamiR Biosciences Corp.

On July 14, 2025, the Company and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamiR, with DiamiR surviving as a wholly owned subsidiary of Aptorum , and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025. Ian Huen, Aptorum’s Chairman and CEO, who beneficially owns approximately 87% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Upon closing, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%. For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion. In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees. Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the CEO or CFO of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

The Merger Agreement contains customary representations and warranties of the parties thereto, as well as certain covenants governing the conduct of each parties respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. The Merger Agreement also includes customary closing conditions, including shareholder approval of certain matters related to the Merger and Aptorum maintaining a certain amount of cash balance and working capital.

The Merger Agreement contains customary representations and warranties and agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Merger Agreement, Management Services Agreement, Intellectual Property License Agreement, voting and Support Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by the full text of the form of the such documents which are attached hereto as exhibits.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR’s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

RESULTS OF OPERATION

For the six months ended June 30, 2025 and 2024

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Operating expenses
Research and development expenses	(19,375)	(2,038,923)
General and administrative fees	(187,422)	(326,187)
Legal and professional fees	(418,881)	(366,164)
Other operating income (expenses)	222,912	(137,233)
Total operating expenses	(402,766)	(2,868,507)

Other (expenses) income
Sundry income	-	282,353
Loss on disposal of subsidiaries	-	(4,271)
Interest expense, net	(46,529)	(68,462)
Total other (expenses) income, net	(46,529)	209,620

Net loss	$(449,295)	$(2,658,887)
Less: net loss attributable to non-controlling interests	(7,515)	(15,091)

Net loss attributable to Aptorum Group Limited	$(441,780)	$(2,643,796)

Revenue and cost

There was no revenue and cost for both period due to reallocate resources towards the development of the Company’s leading projects.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2025 and 2024. During the period ended 30 June 2025, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time, and we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Amortization and depreciation	$-	$251,567
Consultation	-	92,308
Milestones payment	-	60,659
Sponsored research	-	34,948
Contracted research organizations	-	19,210
Other R&D expenses	19,375	30,321
Impairment loss on long-lived assets	-	1,549,910
Total Research and Development Expenses	19,375	2,038,923

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
R&D expenses by projects
ALS-4	$4,301	$1,654,061
SACT-1	15,074	92,308
PathsDx	-	102,638
Other projects	-	189,916
Total	$19,375	$3,212,366

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2025 and 2024. The decrease in general and administrative expenses was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
General and Administrative Fees:
Insurance	$103,609	$182,527
Rent and rates	63,016	74,296
Payroll expenses	19,057	59,308
Amortization and depreciation	-	3,480
Travelling expenses	1,740	205
Other expenses, net	-	6,371
Total General and Administrative Fees	187,422	326,187

Legal and professional fees

For the six months ended June 30, 2025 and 2024, the legal and professional fees were $418,881 and $366,164, respectively. The increase in legal and professional fees was primarily attributed to the non-routine activities such as potential merger activity that were present in the same period last year. Such non-routine exercises in the current period have resulted in an increase in legal and professional fees.

Other operating income (expenses)

For the six months ended June 30, 2025 other operating income of $222,912 mainly represent the exchange gain arising on change in foreign exchange rate. While for the six months ended June 30, 2024 the other operating expenses was $137,233 primarily due to the decrease in impairment loss of long-lived assets as majority of long-lived assets were impaired in prior period.

Other (expenses) income

The following table sets forth a summary of other (expenses) income for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Other (expenses) income:
Interest expense, net	(46,529)	(68,462)
Loss on disposal of subsidiaries	-	(4,271)
Sundry income	-	282,353
Total other (expenses) income, net	(46,529)	209,620

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2025 and 2024, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $441,780 and $2,643,796, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $449,295, working capital of $1,998,298, and net operating cash outflow of $816,544 for the six months ended June 30, 2025. In addition, the Group had an accumulated deficit of $72,871,308 as of June 30, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and

●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2025.

	Payment Due by Period (Unaudited)
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	80,641	80,641	-	-
Debt obligations	3,328,500	3,328,500	-	-
Total	3,409,141	3,409,141	-	-

Operating lease commitments

We have an operating lease for laboratory. Operating lease commitments reflect our obligation to make payments under the operating lease.

Debt obligations

Debt obligations reflect outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A Ordinary Shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025, and the respective credit line have been extended further to August 2026. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of June 30, 2025, we do not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2025 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	$920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the six months ended June 30, 2025 and 2024, the Group incurred $nil and $60,659 milestone payments respectively. For the six months ended June 30, 2025 and 2024, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2025	Six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(816,544)	$(1,280,887)
Net cash provided by investing activities	-	58,621
Net cash provided by financing activities	2,699,200	-
Net decrease in cash and restricted cash	$1,882,656	$(1,222,266)

For the six months ended June 30, 2025 and 2024

Operating activities

Net cash used in operating activities amounted to $0.8 million and $1.3 million for the six months ended June 30, 2025 and 2024, respectively. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash provided by investing activities amounted to nil and $0.1 million for the six months ended June 30, 2025 and 2024, respectively. The decrease in net cash provided by investing activities was due to the decrease in proceed from disposal of fixed assets.

Financing activities

Net cash provided by financing activities amounted to 2.7milliom and nil for the six months ended June 30, 2025 and 2024, respectively. The increase in net cash inflow from financing activities is attributed to the placing of shares during the period.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.